May 18, 2017

Via EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Assurant Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 14, 2017
File No. 001-31978

Dear Mr. Rosenberg:

Thank you for your letter dated May 5, 2017, regarding our Form 10-K for the year ended December 31, 2016 (the “10-K”). Your comment and our response is set forth below.

* * * *

Notes to Consolidated Financial Statements
5. Dispositions, page F-23

1.
You disclose that total deferred gain from the sale of the AEB business was $520.42 million at March 1, 2016, of which $366.55 million was recognized in 2016, and that 90% of this deferred gain is expected to be recognized by the end of 2017. Please describe to us your accounting methodology used to determine the recognition pattern for this deferred gain, including how this recognition pattern reflects the estimated settlement period over which “a ceding entity expects to recover substantially all amounts due from the reinsurer,” as discussed in ASC 944-605-35-9. In this regard, provide us an analysis showing how you determined the amount of amortization of the deferred gain in 2016 and how you considered therein settlements of the AEB reinsurance recoverable. Further, describe for us any contractual provisions governing the sale of this business that could impair future realization of the AEB reinsurance recoverable.

Response to Comment:

Transaction Overview:

The sale of the AEB business was primarily structured through a series of transactions, including (1) the sale of certain legal entities (including substantially all net assets, systems and employees supporting the business), which did not qualify for discontinued operations presentation in our historical financial statements, (2) reinsurance for existing claims (accounted for as retroactive reinsurance under ASC 944-605) and (3) reinsurance for inforce policies with remaining terms and rate guarantees (primarily accounted for as prospective reinsurance under ASC 944-605). The majority of the AEB business reinsured in this transaction is short-duration, as well as a small block of supplemental business that is considered long-duration (all as defined in ASC 944). The reinsured contracts were either one year in duration or have a two or three-year rate guarantee and therefore, all of the contracts would be re-issued within a three year period. The transaction included premiums paid and liabilities assumed for reinsurance, transfers of all related net assets supporting the business, and the net payment of $942 million from Sun Life Assurance Company of Canada (“Sun Life”) to us, which included excess ceding commissions. The transaction resulted in projected overall gains of $656 million, as referenced in the 10-K. The Company was required to allocate the overall consideration based on the relative fair value of the aforementioned transaction components.

As described in further detail below, most of the expected gains resulting from the transaction related to our compensation for the inforce policies (prospective component), sales of net assets underlying the continuing business, as well as for future compensation for our performance obligations to continue to write and renew certain policies for a period of time until Sun Life commences policy writing and renewal. The reinsurance of the existing claims liabilities (retroactive component) resulted in a loss when considering the amounts paid for reinsurance premiums (assets we transferred to Sun Life) exceeded the recorded liabilities related to the underlying reinsured contracts. As further referenced in our 10-K, the Company also recognized realized gains associated with the fair value of assets transferred to Sun Life (which offset losses on the retroactive component). Based on the allocation of the consideration and the resultant gains and losses, most of the expected gains are expected to be recognized over the next several years.

For purposes of simplifying our disclosure, we included all elements of the transaction in a single note to our financial statements and used the term “deferred gain” to broadly describe multiple transaction elements, inclusive of the expected income resulting from the reinsurance subject to prospective accounting, income expected to be earned related to deferred gains associated with long-duration contracts and the expected recognition of deferred revenues associated with our fronting obligation.

The following table presents transaction components subject to reinsurance or that were otherwise required to be recognized over time, the financial amounts and the accounting applied (amounts in millions):

Component	Amounts	Timing	Accounting
Loss related to reinsurance for existing claims	$(129)	Immediate
The loss was recognized immediately in accordance with ASC 944-605-25-23, since the amounts paid for retroactive reinsurance exceeded the recorded liabilities relating to the underlying contracts. If this amount resulted in a gain, it would have been deferred over the reinsurance settlement period in accordance with ASC 944-605-35-9. As noted in Note 5 to the consolidated financial statements included in the 10-K, we also recognized realized gains of $147 million related to the securities transferred (as the determination of the loss required the consideration of the fair value of assets transferred). The realized gains related to the securities transferred are presented as a component of “realized gains on investments, excluding other-than-temporary impairment losses” on the consolidated statement of operations.

Expected income related to remaining premium for reinsured inforce policies*	$409	Recognized over contract period
This component was classified as prospective insurance in accordance with ASC 944-605-35-8, which requires that prepaid reinsurance premiums are amortized over the remaining contract period in proportion to the amount of insurance protection provided. Since Sun Life obtained control of the premium collection after the sale, they provided us with net consideration representing the difference of future premiums to be collected from policy-holders and the amount of premiums that we would have otherwise paid to Sun Life for the reinsurance. This also included the impact of ceding commissions, which first reduced unamortized acquisition costs in accordance with ASC 944-30-35-64 and then the excess portion was applied to unearned ceded premium that will be amortized over the remaining contract period (as described above).

Long-duration policies deferred gain*	70	Deferred over remaining life of underlying reinsured contracts	This component was accounted for in accordance with ASC 944-605-35-14, which requires the amortization over the remaining life of the underlying reinsured contracts.
Deferred revenue associated with fronting fees*	41	Deferred over projected performance obligation period
The terms of the contract included our obligation to continue to write and renew insurance policies until Sun Life commences policy writing and renewal. We deferred revenue based on the fair value of the obligation over the projected performance obligation period.

Total	$520	Components referenced as “deferred gains” in Note 5 of the consolidated financial statements included in the 10-K.

*
The sum of these components correspond to the $520 million "deferred gain" disclosed in Note 5 to our financial statements. We will provide clarity in future filings related to our description of the underlying composition of the "deferred gain" inclusive of the aforementioned transaction components and related accounting.

Also, as disclosed in Note 5, there were immediate gains associated with the sales of entities, net of transaction costs ($41 million), novations ($61 million) and realized gains on securities transferred ($147 million).

Supporting Analysis:

Under ASC 944-605-25-21, if practicable, the prospective and retroactive provisions included within a single contract are accounted for separately. ASC 944-605 does not require any specific method for allocating the reinsurance premiums to the prospective and retroactive portions. Practicability requires a reasonable basis for allocating the reinsurance premiums to the risks covered by the prospective and retroactive portions of the contract, considering all amounts paid or deemed to have been paid regardless of the timing of payment. If separate accounting for prospective and retroactive provisions included within the contract is impracticable, then the contract shall be accounted for as a retroactive contract provided the conditions for reinsurance accounting are met.

Utilizing an independent third party actuarial appraisal of the AEB business, we determined the relative fair values of the AEB business components as a basis for allocating the reinsurance consideration between all transaction components, including the retroactive and prospective portions of the contracts. The actuarial appraisal included details by product line (for both new business and existing business), thereby providing a basis for allocating the consideration based on the relative value of the different components. In addition, the appraisal further segmented the value of the insurance inforce between the value of ongoing premium (future insurable events) and the value embedded in claim reserves for long tail liabilities relating to the long term disability and waiver of premium group life business (reserves for past insurable events). Using this information, the Company allocated 19% of the initial sales proceeds to the retroactive portion of the contract, with the remaining 81% allocated to future premium on the inforce block and new business. The retroactive component resulted in a loss as the fair value of the assets transferred (primarily consisting of investment securities) were in excess of the liabilities ceded (primarily consisting of the existing claims reserves).

Based on the allocated proceeds compared to the relative net assets transferred, we determined a net loss of $129 million on the retroactive component as of the closing date of the transaction in March 2016. The loss was recognized immediately in accordance with ASC 944-605-25-23, which notes that if the amounts paid to the reinsurer for retroactive reinsurance for short-duration contracts exceed the recorded liabilities, such excess is charged to earnings.

Based on the allocated proceeds compared to the relative net assets transferred, we determined that $520 million would be allocated to other transaction components, primarily related to the prospective reinsurance component ($409 million) as described in the table above. In accordance with ASC 944-605-35-8, we have recognized, and will continue to recognize, the portion associated with the prospective component over the remaining contract period in proportion to the amount of insurance coverage provided. The projected earnings pattern was developed by product by reference to the remaining insurance policy periods (remaining rate guarantee period or remaining portion of the one year policy) of the business in force at close using a seriatim listing of directly written policies.

In addition to the identification of the amounts related to prospective reinsurance, and as noted above, the Company deferred $70 million related to reinsurance of long-duration contracts, as well as $41 million as deferred revenue for its obligation to continue to write and renew certain policies for a period of time until Sun Life commences policy writing and renewal (such amount will be amortized through 2020).

The following represents the expected timing of recognition of the transaction:

		Total income	2016	2017	2018	2019	2020-2025
Recognition of income from AEB transactions
Gain on sale of entities, net of transaction costs		$41	$41
Loss on retroactive reinsurance component		(129)	(129)
Novations, resulting in recognized gains		61	61
Net loss prior to realized gains		(27)	(27)

Realized gain on transferred securities		147	147

Subtotal immediate gain recognition at close		120	120

Contingent consideration (additional novation)		16	16

Additional components
Expected income related to remaining premium for reinsured inforce policies	(a)	409	343	$56	$9	$1	$—
Long duration policies deferred gain	(b)	70	19	24	17	8	2
Deferred revenue associated with performance obligation	(c)	41	5	19	12	4	1
Subtotal additional revenue recognition		520	367	99	38	13	3
Recognition all components by year		$656	$503	$99	$38	$13	$3
(a) Expected income related to 1 to 3 year policies (with most being within one year) and additional novations since transaction close.
(b) Expected amortization over the remaining life of the underlying reinsured contracts.
(c) Deferred revenue for the fair value of obligations over the multi-year performance obligation period (the vast majority of which will be completed by 2020).

Reinsurance Recoverable and Contractual Provisions

The settlement of the reinsurance recoverable amount will occur over a period longer than the amortization period of the deferred gain, given the application of accounting guidance noted above. The underlying claim reserves of the reinsured business are largely from long-term disability policies which generally pay benefits up to age 67 of the claimant, provided such claimant is still disabled.

At the time of close, we entered into separate trust agreements with Sun Life to fully collateralize the reinsurance recoverables. The agreement contains standard terms and provisions relative to indemnifications, representations and warranties. However, we do not believe that any of these contractual provisions would impair future realization of the AEB reinsurance recoverable. We include additional disclosure related to the reinsurance recoverable and related trust accounts (noting the A.M. Best rating of Sun Life and the nature of our credit exposure) in Note 15 to our consolidated financial statements in the 10-K.

* * * *

Should you require any additional information or wish to discuss any of our responses, please contact me at (212) 859-5880, or John Sondej, the Company’s Controller and Principal Accounting Officer, at (212) 859-7209.

Very truly yours,

/s/ Richard S. Dziadzio

Executive Vice President,
Chief Financial Officer
and Treasurer

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